JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th September 2007

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Fina[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07026838

RECEIVED
2007 SEP 21 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
- 2007 Interim Dividend

We enclose for your attention a copy of each of the following documents of JMH which were despatched to the Company's shareholders on 12th September 2007:-

1. Scrip Dividend Circular;

2. Two sets of a Form of Election and Mandate and two sets of a Form of Notification. One version is for shareholders on the Jersey register and the other version is for shareholders on the Singapore and Bermuda registers.

In this connection, I also enclose for your information a notification dated 12th September 2007 which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Jlw 9/21

Encl

[Cng/Dividend/2006final-div/dl/11]

This letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

If you have sold all your ordinary shares in Jardine Matheson Holdings Limited, please hand these documents to the stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Jardine Matheson

Jardine Matheson Holdings Limited

12th September 2007

Dear shareholder,

Scrip dividend scheme

Introduction

On 15th August 2007, your Directors declared an interim dividend for 2007 of US¢20.00 per ordinary share which is payable in cash in United States Dollars. Shareholders on the Jersey branch register of members also have the option to elect for Sterling in preference to United States Dollars. Your Directors are also pleased to offer you the alternative of receiving new ordinary shares of Jardine Matheson Holdings Limited (the "Company" or "Jardine Matheson") credited as fully paid in lieu of the 2007 interim dividend.

The scrip dividend scheme enables shareholders to increase their holding of ordinary shares without incurring dealing or other costs. To the extent that shareholders elect to receive new ordinary shares, the Company will also benefit by retaining cash which would otherwise be payable by way of dividend.

Election for scrip in lieu of cash dividend

This letter constitutes an offer by the Company for you to participate in the scrip dividend scheme for the 2007 interim dividend. Shareholders may elect to receive new ordinary shares, calculated by reference to the market value of the ordinary shares based on the average of the United States Dollar closing prices of the ordinary shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 5th October 2007.

Registered Office:
Jardine House,
33-35 Reid Street,
Hamilton, Bermuda

(Please address all correspondence to the appropriate registrar or transfer agent of the Company as set out in Appendix II.)

Set out in Appendix I to this letter are full details of the scrip dividend scheme together with an explanation of the steps you need to take if you wish to receive new ordinary shares in respect of part or all of your dividend.

If you have in place a permanent election to receive new ordinary shares under the scrip dividend scheme, you will find a Form of Notification enclosed with this letter. You need take no further action if you wish to receive new ordinary shares in lieu of the cash dividend on the whole of your holding stated on the Form of Notification.

If you do not have in place a permanent election and you wish to receive new ordinary shares in lieu of a cash dividend on all or part of your holding, you should complete, sign and return the enclosed Form of Election and Mandate to the relevant registrar or transfer agent of the Company at the address given on the form so that it is received not later than 4.00 p.m. (local time) on 5th October 2007.

IF YOU WISH TO RECEIVE CASH IN RESPECT OF THE CURRENT DIVIDEND ON ALL OF YOUR HOLDING, AND YOU DO NOT HAVE A PERMANENT ELECTION IN PLACE, YOU NEED TAKE NO FURTHER ACTION. (Shareholders on the Jersey branch register should refer to the currency election section below. Shareholders holding their shares through The Central Depository (Pte) Limited ("CDP") system in Singapore can also elect through CDP to receive Singapore Dollars.)

Currency election for shareholders on the Jersey branch register

The Company's dividends are declared in United States Dollars. All shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for the Sterling alternative. Dividends to be paid in Sterling are calculated by reference to the rate prevailing within ten business days prior to the dividend payment date.

Existing currency elections for shareholders on the Jersey branch register are indicated on the Form of Election and Mandate which has been sent to them. These shareholders who wish to receive their dividend in the alternative currency should notify Capita Registrars, the United Kingdom transfer agent, by completing and returning the form so that it is received not later than 4.00 p.m. (local time) on 5th October 2007.

Share Tender Offer by Jardine Matheson

On 20th August 2007, Jardine Matheson launched a tender offer to effect a repurchase of its own shares in the range of US$24.00 to US$25.00 per share (the "Tender Offer") under the repurchase mandate approved by shareholders at the annual general meeting held on 10th May 2007. The Tender Offer is to acquire up to 1.7 per cent. of Jardine Matheson's current issued share capital, with the potential to acquire an additional 1.7 per cent. Full details of the Tender Offer are set out in the Tender Offer document sent to shareholders on 20th August 2007.

The Tender Offer is not being made to registered shareholders with addresses in Canada (other than the Province of Ontario), Japan, Malaysia and South Africa.

The Tender Offer closes on 18th September 2007, and shares tendered successfully will retain the right to the interim dividend. As such, all registered shareholders on the interim dividend record date of 31st August 2007 are entitled to receive the dividend and may make the elections described in this circular subject to the eligibility requirements of Appendix I.

It should be noted that, as the interim dividend payment date is after the date of the closure of the Tender Offer, it will not be possible to tender shares issued pursuant to the scrip dividend scheme into the Tender Offer.

General

Dividends paid by the Company will be paid gross and will not be subject to any deduction or withholding by the Company in any jurisdiction. Whether or not it is to your advantage to receive new ordinary shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom, including any taxation consequences, is the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER.**

Yours sincerely,
Henry Keswick
Chairman

SCRIP DIVIDEND SCHEME

1. Introduction

The following explains how the scrip dividend scheme (the "Scheme") will operate and contains further details of the Scheme.

2. Who is eligible?

For each dividend in respect of which a scrip dividend is offered, there will be a date on which shareholders on the register qualify to elect for either a cash dividend and/or a scrip dividend of new ordinary shares. **The offer of the scrip alternative is not available to shareholders with registered addresses in the United States of America or Canada or any beneficial owner of ordinary shares who is a U.S. or Canadian person (for further details see paragraph 10 below).**

3. What are your choices?

The Scheme gives you the choice:

(i) to receive new ordinary shares for the whole of the current dividend instead of cash; or

(ii) to receive part of your current dividend in new ordinary shares and part in cash; or

(iii) to receive new ordinary shares instead of cash for the whole of the current and future dividends (although you will remain entitled to choose cash in respect of any future dividend at the time that the offer of any scrip dividend alternative is made).

4. How many new ordinary shares will you get?

For the purpose of calculating the number of new ordinary shares to be allotted under the scrip election, the market value of the new ordinary shares will be based upon the average of the United States Dollar closing prices on the Singapore Exchange Securities Trading Limited for the existing ordinary shares of the Company for the five trading days up to and including 5th October 2007, being the last day on which shareholders are entitled to make their election (the "Election Date"). Consequently, it will not be possible to determine until that date the exact number of new ordinary shares to which shareholders electing to receive dividends in scrip will be entitled.

The basis of allotment of new ordinary shares will be notified to the stock exchanges where the Company's shares are listed as soon as available and will be confirmed to shareholders when share certificates in respect of the new ordinary shares arising from the scrip election are sent.

As an indication of the number of new ordinary shares which shareholders will be entitled, based on the closing price of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited on 5th September 2007 (being the latest practicable date prior to the printing of this document), shareholders will be entitled to receive one new ordinary share for every 143.5 ordinary shares held, calculated by reference to the interim dividend of US¢20.00 per ordinary share.

Where an election is made for new ordinary shares, it is unlikely that your entitlement will give rise to an exact number of new ordinary shares, and fractions of a share cannot be issued. A small residual entitlement will result from the balance of ordinary shares in

respect of which new ordinary shares are not issued, either because of the rounding of entitlements or because the number of such ordinary shares is insufficient to entitle the shareholder to one whole new ordinary share. The way in which this residual entitlement will be dealt with will vary depending on the election made by the shareholder, as explained in paragraph 7 below.

5. **What action will you need to take?**

(i) **To maintain your permanent election to receive new ordinary shares in lieu of cash**

If you have previously made a permanent election which remains in force a Form of Notification is enclosed. **NO ACTION IS NECESSARY UNLESS YOU WISH TO REVOKE YOUR MANDATE** (in which case refer to paragraph (ii) below). If that election is not formally revoked by 4.00 p.m. (local time) on the Election Date, you will be allotted new ordinary shares in lieu of the cash dividend based on your record date holding and any fractional entitlement brought forward. Any fractional entitlement arising from the current dividend will be carried forward.

(ii) **To revoke your permanent election and receive your dividend all in cash or partly in cash and partly in new ordinary shares**

If you do not wish to receive new ordinary shares, or if you wish to receive a smaller number of new ordinary shares, please complete part B of the enclosed Form of Notification duly amended, revoking the permanent election, and sign and return it to the relevant registrar or transfer agent of the Company at the address given on the form by the Election Date. If you revoke your permanent election, you will in future receive a Form of Election and Mandate in respect of any dividends to which the Scheme applies.

(iii) **To make a permanent election to receive all of your entitlement in new ordinary shares for the current and future dividends**

If you have not made a permanent election, a Form of Election and Mandate is enclosed. If you wish to elect to receive new ordinary shares as an alternative to the whole of the current and future cash dividends to which the Scheme applies, you may do so by entering a tick (√) in the relevant box in part A of the enclosed Form of Election and Mandate and then signing and returning the form.

(iv) **To make a full scrip election for the current dividend only**

If you wish to elect to receive new ordinary shares as an alternative to this cash dividend, but not for any future cash dividends to which the Scheme applies, you may do so by simply signing and returning the Form of Election and Mandate. Please also refer to paragraph 7 below regarding fractional entitlements.

(v) **To receive new ordinary shares in lieu of cash on part of your holding for the current dividend only**

If you wish to elect to receive new ordinary shares on part of your holding only, and to receive a cash payment on the balance, you may do so by inserting in the relevant box in part A of the enclosed Form of Election and Mandate the number of ordinary shares your scrip election is to apply to and then signing and returning the form. If this number gives rise to a fraction of a new ordinary share, that fraction will not be issued and the cash portion of your dividend will be increased accordingly. Please also refer to

paragraph 7 below. Shareholders making a partial election will receive the cash portion of their dividend in United States Dollars. However, shareholders on the Jersey branch register will be entitled to elect for the Sterling alternative and shareholders within CDP will be entitled to elect through CDP for the Singapore Dollar alternative. If no election is made, shareholders on the Jersey branch register will receive the currency stated in box (2) of part A of the Form of Election and Mandate whereas shareholders within CDP will receive United States Dollars.

(vi) **To receive your dividend in cash**

If you wish to receive cash in respect of the whole of the current dividend on all of your holding, you need take no further action, unless you are a shareholder on the Jersey branch register who wish to receive the cash dividend in an available currency other than the one set out in box (2) of part A of the enclosed Form of Election and Mandate. In such case please complete part B of the enclosed Form of Election and Mandate.

Forms of Election and Mandate should be returned to the relevant registrar or transfer agent of the Company at the address given therein so as to be received not later than 4.00 p.m. (local time) on the Election Date.

NO SCRIP ELECTION MAY BE REVOKED IN RESPECT OF ANY PARTICULAR DIVIDEND AFTER THE ANNOUNCED LAST DATE FOR MAKING SCRIP ELECTIONS IN RESPECT OF THAT DIVIDEND.

6. **When will the shares be issued?**

New ordinary shares will be allotted on the same register as that on which the existing holding is registered. It is intended that the certificates for the new ordinary shares will be posted to shareholders, at shareholders' risk, on or about 24th October 2007 (the "Dividend Payment Date"). Shareholders within CDP will have the new ordinary shares credited to their accounts, or, as appropriate, to their depository agents' accounts on 24th October 2007. The new ordinary shares will, on issue, rank pari passu with the existing ordinary shares.

7. **What will happen to fractional entitlements?**

Shareholders who already have, or make, permanent elections to receive new ordinary shares under the Scheme will have their fractional entitlements carried forward (without interest) until such entitlement, together with subsequent future dividends (to which a scrip alternative applies) is sufficient to pay for at least one new ordinary share. The new ordinary share will then be allotted at the same time and price at which new ordinary shares are allotted pursuant to a subsequent scrip dividend, with any outstanding fractional entitlement again being carried forward in the same manner. If a fractional entitlement is carried forward for you it will be paid (without interest) if, at any time, you dispose of your entire holding, or cancel your permanent election.

Shareholders who elect to receive their full entitlement in new ordinary shares for the current dividend only will receive any fractional entitlement in United States Dollars, except shareholders on the Jersey branch register with addresses in the United Kingdom who will receive Sterling and shareholders within CDP who will have the option of United States Dollars or Singapore Dollars.

Shareholders who make a partial election for scrip will receive any fractional entitlement on the Dividend Payment Date in the same currency in which they receive the cash portion of the dividend.

8. Effect of the Scheme

On the basis that all shareholders elected to receive new ordinary shares in lieu of cash (excluding the 1,826,724 ordinary shares held by the Trustee to the Company's Senior Executive Share Incentive Schemes) some 4,308,730 new ordinary shares representing 0.69 per cent. of the current issued ordinary share capital of the Company would be allotted (based on the market value of the Company's ordinary shares on 5th September 2007, being the latest practicable date prior to the printing of this document). If no elections for scrip were received, the total cash payable by the Company would amount to US$123.7 million.

9. Stock exchange listings

The Company's ordinary shares are listed on the London Stock Exchange plc, The Bermuda Stock Exchange and the Singapore Exchange Securities Trading Limited. Application will be made to each of these stock exchanges for listings of and permission to deal in the new ordinary shares. No part of the Company's ordinary share capital is listed or dealt in on any other stock exchange and no such listing or permission to deal on any other stock exchange is being, or is proposed to be, sought.

In the event that the Financial Services Authority in the United Kingdom has not agreed to admit the new ordinary shares to the Official List of the London Stock Exchange plc on or before 24th October 2007, scrip elections in respect of the current dividend will be disregarded and it will be paid in cash.

10. General

Dividends paid by the Company will be paid gross and will not be subject to any deduction or withholding by the Company in any jurisdiction. Whether or not it is to your advantage to receive new ordinary shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom, including any taxation consequences, is the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER.** This applies particularly to shareholders who are trustees, who are recommended to take professional advice as to whether the choice of new ordinary shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Shareholders should consult their professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scheme. No person receiving a copy of this letter and/or a Form of Election and Mandate and/or a Form of Notification in any territory may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

Securities relating to the Scheme have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any State securities laws and applicable securities legislation of Canada, and, therefore, no Forms of Election and Mandate and/or Forms of Notification are being sent into the United States and Canada and no election for allotment of new ordinary shares under the Scheme will be offered to any beneficial owner of shares who is a U.S. or Canadian person and such beneficial owner will receive the dividend wholly in cash.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Ex-dividend date	29th August 2007
Record date for entitlement to the current dividend	Close of business 31st August 2007
Dates when the scrip price is determined (Five day average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited)	1st to 5th October 2007
LATEST TIME FOR RECEIPT OF FORMS OF ELECTION AND MANDATE OR FORMS OF NOTIFICATION BY REGISTRARS/TRANSFER AGENT	4.00 p.m. (local time) 5th October 2007
Dividend Payment Date; dividend warrants and new ordinary share certificates posted	24th October 2007
First day of dealings in new ordinary shares	25th October 2007

Further copies of this letter and replacement Forms of Election and Mandate may be obtained from the following addresses:

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17–00
The Corporate Office
Singapore 068906

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.

Jardine Matheson | Jardine Matheson Holdings Limited

INTERIM DIVIDEND FOR 2007 - FORM OF NOTIFICATION

TAKE NO ACTION UNLESS YOU WISH TO RECEIVE A CASH DIVIDEND IN WHOLE OR IN PART

New ordinary shares will automatically be issued on 24th October 2007 in respect of all of your holding shown in box (1) below. If you wish to revoke your Mandate and receive cash in whole or in part, you must complete parts B and C, as appropriate, and return this form to Capita Registrars at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 5th October 2007 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

PART A - RECORD OF YOUR HOLDING AND VALUE OF FRACTIONAL ENTITLEMENT BROUGHT FORWARD

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 31st August 2007.	(2) Value of any fractional entitlement in United States Dollars brought forward from previous dividend(s) (See note (i))

PART B - NEW ELECTION (See note (ii))

I/We wish to revoke my/our existing Mandate as follows:
(only one box should be chosen and all persons completing this part and part C below should sign this form)

(a) Revocation and Partial Election
Complete box (3) if you wish to make a partial election to receive ordinary shares for the current dividend only (and see part C in relation to currency election for any cash element); or

(3) State the amount of your holding on which the allocation should be calculated (See note (iii))

(b) Revocation without Partial Election
Enter a tick (✓) in box (4) if you require a full election for cash. (See part C)

(4) Full election for cash.

Notes:

(i) Fractional entitlements to new ordinary shares will not be issued. The fractional entitlement, as shown in box (2), has been retained and will apply (without interest) for your benefit in the current dividend to which a scrip alternative applies.

(ii) If you wish your existing Mandate to be revoked, you must complete and sign this form and return it to Capita Registrars at the address referred to above, so as to be received not later than the Election Date. Unless this is done you will receive new ordinary shares in respect of all of your holding shown in box (1) above. If you revoke your existing Mandate, you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If box (3) is completed with a number which will give rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly. (See part C)

To the Directors of Jardine Matheson Holdings Limited
I/We the undersigned being the abovenamed shareholder(s) give notice to revoke my/our Mandate and elect to receive my/our current dividend as set out in (a) or (b) above:

Tel. No.	

Signed (usual signature(s))

- In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
- In the case of joint holders, all must sign.

(1).. (2)..

Date...

(3).. (4)..

PART C - CURRENCY ELECTION FOR CASH DIVIDEND

Enter a tick (✓) to indicate which currency you wish your cash element of any election set out in part B above to be paid. If no election is made the cash element will be paid in United States Dollars.

United States $ ☐

£ Sterling ☐

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.

Jardine Matheson

| Jardine Matheson Holdings Limited

INTERIM DIVIDEND FOR 2007 - FORM OF ELECTION AND MANDATE

YOU NEED TAKE NO ACTION IF YOU SIMPLY WISH TO RECEIVE CASH UNDER YOUR EXISTING CURRENCY ELECTION. You must complete parts A and B, as appropriate, if you wish to receive new ordinary shares wholly or partly in lieu of cash and/or make a permanent revocable election for new ordinary shares in lieu of the current and future dividends. You must complete part B if you wish to receive cash in a different currency other than that shown in box (2) in part A. The completed form must be returned to Capita Registrars at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 5th October 2007 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

PART A - SCRIP ELECTION

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 31st August 2007. (See note (i))	(2) Existing currency election	(3) Complete this box only if you wish your scrip election to be based on only part of your holding (See note (ii) and part B)	(4) Enter a tick (✓) to effect a permanent scrip election in respect of all future dividends to which a scrip election applies. (See note (iii))

Notes:

(i) If you wish to elect to receive new ordinary shares in respect of all of your holding shown in box (1) but not to make an election in respect of any future dividends, simply sign and return this form and do not complete boxes (3) or (4). Fractional entitlements to new ordinary shares will not be issued and the balance of the scrip dividend entitlement will be paid in cash (See enclosed letter).

(ii) If you wish to elect to receive new ordinary shares in respect of only part of your holding shown in box (1) and to receive a cash dividend on the balance, you should enter in box (3) the number of ordinary shares to which you wish your election to apply and sign and return this form. If this number gives rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly (See part B). Do not complete box (4) as you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If you wish to make a permanent election to receive new ordinary shares in respect of your maximum eligible holding in respect of this and future dividends, where such option is available, simply put a tick (✓) in box (4) and sign and return this form but do not complete box (3). Fractional entitlements for new ordinary shares will not be issued but will be retained (without interest) and applied for your benefit in future scrip dividend schemes (See enclosed letter). Permanent elections are revocable by notice in writing to Capita Registrars. A permanent election cannot be made in respect of only part of a registered holding.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice of election to receive new ordinary shares in lieu of cash in respect of my/our full holding as set out in box (1) or in respect of my/our partial holding as set out in box (3) above, as appropriate and, if indicated in box (4) above, to effect a permanent election in respect of all future dividends to which a scrip alternative applies.

I/We certify that the beneficial owner(s) of existing securities electing the scrip dividend option as indicated above is/are not a U.S. person(s) (as defined in Regulation S of the U.S. Securities Act of 1933) or a Canadian person.

Tel. No. ____________

Signed (usual signature(s))

- In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
- In the case of joint holders, all must sign.

(1)............................ (2)............................

Date............................

(3)............................ (4)............................

PART B - CURRENCY ELECTION FOR CASH DIVIDEND

Enter a tick (✓) to indicate which currency you wish your total cash dividend or any partial election as set out in box (3) above to be paid. If no election is made the cash element will be paid in the currency stated in box (2) above.

United States $ ☐

£ Sterling ☐

Capita Printing Services, Kent - 51014

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Jardine Matheson

| Jardine Matheson Holdings Limited

INTERIM DIVIDEND FOR 2007 — FORM OF NOTIFICATION

TAKE NO ACTION UNLESS YOU WISH TO RECEIVE A CASH DIVIDEND IN WHOLE OR IN PART

New ordinary shares will automatically be issued on 24th October 2007 in respect of all of your holding shown in box (1) below. If you wish to revoke your Mandate and receive cash in whole or in part, you must complete part B and return this form to M & C Services Private Limited at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 5th October 2007 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

PART A — RECORD OF YOUR HOLDING AND VALUE OF FRACTIONAL ENTITLEMENT BROUGHT FORWARD

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 31st August 2007.	(2) Value of any fractional entitlement in United States Dollars brought forward from previous dividend(s). (See note (i))

PART B — NEW ELECTION (See note (ii))
I/We wish to revoke my/our existing Mandate as follows:
(only one box should be chosen and all persons completing this part should sign this form)

(a) **Revocation and Partial Election**
Complete box (3) if you wish to make a partial election to receive ordinary shares for the current dividend only; **or**

(3) State the amount of your holding on which the allocation should be calculated. (See note (iii))

(b) **Revocation without Partial Election**
Enter a tick (✓) in box (4) if you require a full election for cash.

(4) Full election for cash.

Notes: (i) Fractional entitlements to new ordinary shares will not be issued. The fractional entitlement, as shown in box (2), has been retained and will apply (without interest) for your benefit in the current dividend to which a scrip alternative applies.

(ii) If you wish your existing Mandate to be revoked, you must complete and sign this form and return it to M & C Services Private Limited at the address referred to above, so as to be received not later than the Election Date. Unless this is done you will receive new ordinary shares in respect of all of your holding shown in box (1) above. If you revoke your existing Mandate, you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If box (3) is completed with a number which will give rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice to revoke my/our Mandate and elect to receive my/our current dividend as set out in (a) or (b) above:

Tel. No.	

Signed (usual signature(s))

— In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated.
— In the case of joint holders, all must sign.

(1) .... (2) ....

Date .... (3) .... (4) ....

800007B3H

THIS DOCUMENT IS IMPORTANT AND NOT TRANSFERABLE. If you have any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

This form should be returned to M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Jardine Matheson

Jardine Matheson Holdings Limited

INTERIM DIVIDEND FOR 2007 — FORM OF ELECTION AND MANDATE

YOU NEED TAKE NO ACTION IF YOU SIMPLY WISH TO RECEIVE CASH. You must complete part A if you wish to receive new ordinary shares wholly or partly in lieu of cash and/or make a permanent revocable election for new ordinary shares in lieu of the current and future dividends. The completed form must be returned to M & C Services Private Limited at the address referred to above so as to be received not later than 4.00 p.m. (local time) on 5th October 2007 (the "Election Date"). No acknowledgement of receipt of the form will be issued.

PART A — SCRIP ELECTION

(1) Ordinary shares of US$0.25 each registered in your name at the close of business on 31st August 2007. (See note (i))	(2) Complete this box only if you wish your scrip election to be based on only part of your holding. (See note (ii))	(3) Enter a tick (✓) to effect a permanent scrip election in respect of all future dividends to which a scrip election applies. (See note (iii))

Notes: (i) If you wish to elect to receive new ordinary shares in respect of all of your holding shown in box (1) but not to make an election in respect of any future dividends, simply sign and return this form and do not complete boxes (2) or (3). Fractional entitlements to new ordinary shares will not be issued and the balance of the scrip dividend entitlement will be paid in cash (See enclosed letter).

(ii) If you wish to elect to receive new ordinary shares in respect of only part of your holding shown in box (1) and to receive a cash dividend on the balance, you should enter in box (2) the number of ordinary shares to which you wish your election to apply and sign and return this form. If this number gives rise to a fraction of a new ordinary share, the number will be amended by rounding it down to the nearest available holding which will give a multiple of whole shares and your cash dividend entitlement will be increased accordingly. Do not complete box (3) as you will in future receive a Form of Election and Mandate for any dividends to which a scrip alternative applies.

(iii) If you wish to make a permanent election to receive new ordinary shares in respect of your maximum eligible holding in respect of this and future dividends, where such option is available, simply put a tick (✓) in box (3) and sign and return this form but do not complete box (2). Fractional entitlements for new ordinary shares will not be issued but will be retained (without interest) and applied for your benefit in future scrip dividend schemes (See enclosed letter). Permanent elections are revocable by notice in writing to M & C Services Private Limited. A permanent election cannot be made in respect of only part of a registered holding.

To the Directors of Jardine Matheson Holdings Limited

I/We the undersigned being the abovenamed shareholder(s) give notice of election to receive new ordinary shares in lieu of cash in respect of my/our full holding as set out in box (1) or in respect of my/our partial holding as set out in box (2) above, as appropriate and, if indicated in box (3) above, to effect a permanent election in respect of all future dividends to which a scrip alternative applies.

I/We certify that the beneficial owner(s) of existing securities electing the scrip dividend option as indicated above is/are not a U.S. person(s) (as defined in Regulation S of the U.S. Securities Act of 1933) or a Canadian person.

Tel. No.	

Signed (usual signature(s))

— In the case of a corporation, this form should be signed on its behalf by a duly authorized official whose office should be stated. (1) .... (2) ....

— In the case of joint holders, all must sign.

Date .... (3) .... (4) ....

80000782H

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Circular to Shareholders
Released	10:17 12-Sep-07
Number	7220D

JARDINE MATHESON HOLDINGS LIMITED

CIRCULAR TO SHAREHOLDERS - SCRIP DIVIDEND SCHEME

Jardine Matheson Holdings Limited announces that a Circular to shareholders dated 12th September 2007 in respect of its Scrip Dividend Scheme and the relevant election forms have been posted to shareholders today, Wednesday, 12th September 2007. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

12th September 2007

www.jardines.com

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